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                              I/OMAGIC CORPORATION
                                    4 Marconi
                            Irvine, California 92618
                                 (949) 707-4800

                                  May 11, 2007

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

      RE:   WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1
            SEC REGISTRATION NO.: 333-115208
            INITIAL FILING DATE: May 6, 2004
            ------------------------------------------------

To: Division of Corporation Finance:

      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting I/OMagic Corporation (the "Registrant") to withdraw its Registration Statement on Form S-1, initially filed by the Registrant on May 6, 2004 and amended by amendments no. 1-5 on July 30, 2004, October 27, 2004, January 20, 2005, May 27, 2005 and July 5, 2005, respectively (the "Registration Statement").

      No securities were sold in connection with the Registration Statement. The withdrawal is being sought by the Registrant as it has been unable to successfully proceed with the related offering. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal. If you have any questions, please do not hesitate to contact our securities counsel, Mr. Larry
A. Cerutti, Esq., at Rutan & Tucker, LLP at (714) 641-3450.

                                                 Very truly yours,

                                                 I/OMAGIC CORPORATION
                                                 a Nevada Corporation

                                                 /s/ Thomas Gruber
                                                 ---------------------------
                                                 By: Thomas Gruber
                                                 Its: Chief Financial Officer

cc: Larry A. Cerutti, Esq.